

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4631

January 11, 2010

<u>Via U.S. mail and facsimile @ (972) 562-3644</u>

Daniel L. Jones
President and Chief Executive Officer
Encore Wire Corporation
1329 Millwood Road
McKinney Texas 75069

>   **RE: Encore Wire Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 10, 2009**
>   **Definitive Proxy Statement on Schedule 14A filed on March 24, 2009**
>   **File No. 000-20278**

Dear Mr. Jones:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>   Sincerely,

>   Pamela A. Long
>   Assistant Director